350 East Las Olas Boulevard Las Olas Centre II, Suite 1150 P.O. Box 30310 Fort Lauderdale, FL 33303-0310 954.462.4150 Main 954.462.4260 Fax www.ralaw.com

January 24, 2011

United States Securities and Exchange Commission Division of Corporate Finance 100 F Street, N.E. Washington, DC 20549-3628 Attention: Duc Dang, Senior Counsel

Re:	Chanticleer Holdings, Inc. (File No. 000-29507) (the “Company”) Preliminary Information Statement on Schedule 14C Filed November 24, 2010

Dear Mr. Dang:

The purpose of this letter is to provide the Company’s response to the December 7, 2010 Comment Letter (the “Comment Letter”) to Mr. Michael D. Pruitt, Chief Executive Officer of the Company.

General

COMMENT 1.
We note that holders of approximately 55.9% of your shares consented to the forward stock split.  Please tell us how the written consents were obtained in compliance with Regulation 14A or explain why such regulation is not applicable.  Please refer to Rule 14a-1(f) and (l) of Regulation 14A.

Response:
The Company has elected to withdraw its Preliminary Information Statement on Schedule 14C with respect to its proposed forward stock split.  The Company will instead present the proposal for approval to its stockholders at a special meeting of stockholders.  We have prepared and filed a Preliminary Proxy Statement on Schedule 14A with respect to said proposal.

We would appreciate the cooperation of Staff in working with us to address any future comments the Staff may have.  We welcome the opportunity to speak with Staff members directly in an effort to expedite any review.

Sincerely,

ROETZEL & ANDRESS

By:	/s/ Clint J. Gage
Clint J. Gage, Esq.

New York	Cleveland	Toledo	Akron	Columbus	Cincinnati
Washington, D.C.	Tallahassee	Orlando	Fort Myers	Naples	Fort Lauderdale

CHANTICLEER HOLDINGS, INC.
11220 Elm Lane
Suite 203
Charlotte, NC 28277

January 24, 2011

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549-3628

Attention:	Duc Dang, Senior Counsel

Re:	Chanticleer Holdings, Inc. (File No. 000-29507) (the “Company”)

Dear Mr. Dang:

Please accept this letter as the Company’s acknowledgement of the following facts in connection with its filings with the United States Securities and Exchange Commission:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

CHANTICLEER HOLDINGS, INC.

By:	/s/ Michael D. Pruitt
Michael D. Pruitt
Chief Executive Officer